Mail Stop 6010   June 4, 2008

Michel Lemoine
Chairman of the Board, Chief Executive Officer,
      President, Secretary and Treasurer
Dragon's Lair Holdings, Inc.
785 N.E. 83rd Terrace
Miami, Florida 33138

Re: Dragon's Lair Holdings, Inc.
          Registration Statement on Form S-1
          Filed May 8, 2008
          File No. 333-150751

Dear Mr. Lemoine:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

   1. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

   2. Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use.

Prospectus Cover Page

3. Please revise the cover page of your prospectus to provide the information required by Item 501(a)(3) of Regulation S-K.

About this Prospectus, page 1

4. We note your statement that "market data and industry statistics used throughout this prospectus are based on independent industry statistics or other publicly available information. We do not guarantee, and we have not independently verified this information. Accordingly, investors should not place undue reliance on this information." Language in the prospectus stating that "[w]e do not guarantee, and we have not independently verified this information" and that "investors should not place undue reliance on this information" could be construed by the reader as a waiver of the company's liability for the inclusion of the information. Please revise to delete this language or specifically state that you are responsible for such information.

Prospectus Summary, page 2

5. Please expand your Summary section to state that you have no commercial products and that your auditors have raised substantial doubt about your ability to continue as a going concern.

Risk Factors, page 5

6. Please delete the statement "[t]he risks described below may not be all of the risks facing our company. Additional risks not presently known to us or that we currently consider immaterial may also impair our business operations." It is not appropriate to refer to other risks that are not disclosed. Also, confirm supplementally and ensure that all material risks are presented in this section of the prospectus.

We have no arrangements or resources of additional capital…, page 6

7. This risk factor covers two separate risks:

    (1) the risk that you may not be able to obtain additional financing, and
    (2) the risk that additional financing may cause substantial dilution of investors in the offering.

    Please revise your disclosure to separate each of the two risk factors into two appropriately titled risk factors.

Our officers and directors have no experience in the herbal health and pain remedy products business or managing public companies…, page 6

    8. Please expand this risk factor or include a separate risk factor relating to the fact that you lack an accounting staff and that none of your officers and directors appear to have any experience related to financial accounting or reporting.

If there is a shortage in the supply of key raw materials…, page 7

    9. Please expand this risk factor to identify the "certain key raw materials."

Because we do not have product liability insurance…, page 8

    10. Please revise your disclosure to identify the name of your supplier that has insurance that may cover certain product liability claims against you.

Because new legislation, including the Sarbanes-Oxley Act of 2002, increases the cost of compliance with federal securities regulations…, page 9

    11. As currently written, this risk factor could apply to any public offering. Please delete the risk factor or revise it so that it addresses your situation more specifically.

Market for the Shares, page 11

    12. Please disclose the information required by Item 201(a)(2) of Regulation S-K.

Dilution, page 13

    13. Based on your disclosure, it appears that pro forma as adjusted net tangible book value should be $490,264. Please explain to us how you calculated the pro forma amount.

Selected Financial Data, page 14

    14. You disclose on page F-7 that your fiscal year ends on December 31. Please expand your disclosure to include selected financial data for your latest fiscal year, December 31, 2007. Please refer to Item 301 of Regulation S-K. Please revise summary of financial data as appropriate.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15
Plan of Operation, page 15

    15. Please expand your disclosure to clarify how a network of independent distributor representatives is different from a traditional distribution channel.

Plan of Operation and Funding, page 16

16. You state that "[o]ur existing working capital is not expected to be adequate to fund our operations over the next twelve months." This statement appears to be inconsistent with the one on page 15 where you state that if capital does not become available from the offering or other sources you "will continue development stage operations for the next 12 months with available cash on hand." Please revise your disclosure to eliminate this apparent inconsistency.

Going Concern, page 17

17. Please disclose your working capital and accumulated deficit as of March 31, 2008 rather than January 31, 2008.

Recent Accounting Pronouncements, page 19

18. The effective dates of the accounting pronouncements disclosed appear to be incorrect. For example, you disclose that SFAS 157 is effective for you beginning May 1, 2008 and SFAS 159 is effective for you beginning July 1, 2008. If your fiscal year ends on December 31 it appears that the effective date for SFAS 157 is January 1, 2008 and if you elect to adopt the fair value option of SFAS 159 the effective date is also January 1, 2008. Please revise your disclosure to clarify the effective date of each pronouncement and the impact of adopting each pronouncement. This comment also applies to your disclosure on page F-9.

Description of Business, page 20

19. To the extent the business is not yet operational, please consider whether using the present tense is appropriate when discussing the Company's activities or product offerings. Use the present tense only when the Company is engaged currently in an activity. Conversely, if you plan to engage in an activity, but do not engage in it currently, use the future tense. Please revise the disclosure throughout the document accordingly.

20. Throughout the registration statement, and especially in this section, you should clearly articulate the basis of the various beliefs and assertions you make. In each case throughout the filing, you should disclose who has expressed the belief and the basis for the belief. If any of your assertions of beliefs are not supported by ample evidence or knowledge, you should delete them.

21. Please revise your disclosure in this section to clarify that currently you have no commercial product. Also, since there have been no commercial sales of Sore-Eez, please refer to Sore-Eez throughout your filing as a "product candidate" rather than as your "product."

22. Where you discuss your product on page 20, expand your disclosure to state that neither the FDA nor any other regulator or similar regulator has approved your product for the applications you list or other applications.

23. You identify your initial product candidate by name ("Sore-Eez"), but it is not clear from the disclosure what your product is. Is this a liquid or cream? What herbal product is it derived from? Please expand your disclosure about your initial product candidate.

24. Please state the current stage of development of Sore-Eez. Are you still developing the product? You should also describe what else needs to be done to this product candidate before it can be commercialized.

25. We note your statement that Sore-Eez is "designed for a multitude of applications." Please describe your basis for your statement that Sore-Eez is designed for all those applications that you list.

26. Please identify the parties to and describe the material terms of the October 4, 2007 agreement, including your obligations under the agreement and any payments that you have made or may need to be made in the future.

27. In your Risk Factors and Plan of Operation sections you state that "[i]f we succeed in introducing Sore-Eez into the marketplace, we anticipate that sales of our product will generate sufficient cash flow to support our operations for the next 12 months." On page 21, however, you state that you "plan to commence national marketing of the Sore-Eez product in 2009." This statement appears to be inconsistent with the prior statements since it does not look like you will be ready to commence marketing of Sore-Eez until 2009. Please revise or explain.

28. We note that you refer to "exploring and developing new products consistent with our brand image and standard of consumer benefit." Since you are a new company in the development stage, it does appear that you have yet developed a "brand image" or "standard of consumer benefit." Also, it does not appear that you have devoted time or resources to any other product candidates. Consider whether or not you should delete reference to exploring and developing them, or supplementally, tell us about your efforts in this area.

Industry Overview, page 21

29. Please revise your disclosure to state the sources for all market data and statistics that appear in this section. For example:

- "The market for natural and organic products/supplements continues to explode."
- "Natural products sales increased 9.1% across all retail and direct-to-consumer sales channels."
- "Supplements sales rose 8.2%, and natural personal care sales increased 12.1%."

Please note that the above list is not intended to be exhaustive.

30. We note that most of the market data in this section relates to the natural products industry as a whole. For example, some of the data you provide relates to growth in organic food sales. Since your market is limited to herbal health products, please limit the disclosure of market data to that subgroup of the natural products industry.

31. You cite as support for the claim that more Americans are trying complementary and alternative treatments for their ailments an article published in 1998. Since the source is 10 years old, please update the information with more recent figures or clearly indicate in your disclosure that the data is more than 10 years old.

Marketing Plan, page 22

32. Please expand your disclosure to state the sources for all statistics relating to LOHAS consumers. Also, expand your disclosure to state the sources for the various other statements you make regarding consumers, their product choices, and LOHAS.

33. Please expand your disclosure to explain how you plan to market your product candidates to this specific LOHAS consumer group.

34. You state here that you will engage in direct marketing to LOHAS based on a specific marketing program. Later, you state that your direct marketing effort will include furnishing sample programs, brochures, etc. to prospective customers. Please explain your specific marketing program and explain how you will identify and contact prospective customers.

Products, page 22

35. Since it appears that you are not currently manufacturing, marketing, selling and distributing your product candidates, please update your disclosure to clarify that you plan to do all that in the future but that you are not currently manufacturing, marketing, selling and distributing your product candidates.

Raw Materials and Suppliers, page 23

36. Please identify the raw materials and the name of your supplier. Also, if you have entered into an agreement with your supplier, please describe the material terms of the agreement in your filing and file a copy of the agreement as an exhibit.

Code of Ethics, page 26

37. Please disclose the address of your Internet website.

Executive Compensation, page 27

38. Throughout this section you refer to your "executive officers." Since Mr. Lemoine is your only executive officer, please revise your disclosure to clarify that you only have one executive officer.

Compensation Discussion and Analysis, page 27
Elements of executive compensation, page 27

39. We note your disclosure that when determining the amount of cash bonuses to be paid to your executive officers, you will consider "the same four factors (and used the same weighting and method of measurement) as in determining their base salaries." It does not appear that the "weighting and method of measurement" has been disclosed. Please revise your disclosure to provide that information.

Potential Payments upon Termination or Change in Control, page 28

40. Your disclosure in this section refers the reader to the "Employment Agreements" section for a description of the provisions under the employment agreements you expect to enter into with your named executive officers regarding payments and benefits to them upon termination of their employment. However, the "Employment Agreements" section does not provide such description. Please revise.

Security Ownership of Certain Beneficial Owners and Management, page 29

41. Please update the beneficial ownership table to the latest practicable date.

Description of Capital Stock, page 31
General Matters, page 31

42. You disclose that "50,000 shares were designated as Series A convertible preferred stock." Your Articles of Incorporation provide that 500,000 shares were designated as Series A convertible preferred stock. Please revise.

Plan of Distribution, page 35

43. Please confirm that Mr. Lemione meets all of the conditions in Rule 3a4-1(a)(4)(ii). Also, please confirm that none of Ms. Talles, Talles Investments and anyone affiliated or associated with Ms. Talles or Talles Investments will be involved in the offering process as part of or in connection with the offering.

Resale of our Shares, page 35

44. You disclose that you are registering the Series A convertible preferred stock for sale only in Florida, Maryland and Virginia. On page 10, under the risk factor heading "State blue sky laws may limit your ability to resell our stock," you disclosed that you are registering your Series A convertible preferred stock only in Florida and Maryland. Please revise to eliminate the discrepancy.

Financial Statements, page F-1

45. Since your fiscal year ended December 31, please file audited financial statements as of and for the period ended December 31, 2007 and interim financial statements for 2008 which may be unaudited. Refer to Rules 8-02 and 8-03 of Regulation S-X. Also provide cumulative financial information since inception due to the fact that you are a development stage company.

Notes to Consolidated Financial Statements, page F-7
Note 1 – Description of business and Development Stage Risk, page F-7

46. We were unable to locate Management's plan related to the matters disclosed in the going concern paragraph Moore and Associates' report. Please prominently disclose in the notes to the financial statements management's viable plans to overcome the financial difficulties. Refer to Section 607.02 of the Financial Reporting Codification.

Note 2 - Summary of Significant Accounting Policies
Intangible Assets, page F-8

47. You disclose on page 30 that you "…issued 975,000 shares of our restricted common stock to Yamit Lemoine, for a purchase price of $0.0012308 per share, for the license to the recipe to Sore-Eez™, our initial product." Revise your disclosure to clarify why the value of the license was determined to be the legal costs to create the license.

Going Concern, page F-10

48. Please disclose how you account for the expenses that are paid by your shareholders on your behalf.

Note 3 – Equity Transactions, page F-10

49. Please provide the disclosure required by paragraph 64 of SFAS 123R regarding share-based compensation. In addition, please tell us the shares that were issued Ms. Lemoine on October 4, 2007 had a different value than the shares to the initial investor on the same day.

Note 4 – Income Taxes, page F-10

50. Please revise your disclosure to clarify what you mean by "uncertainty" of realizing the deterred tax assets, when recognizing a valuation allowance. Please refer to paragraph 17e of SFAS 109.

Note 6 – License, page F-11

51. Please expand your disclosure to state the term of the license agreement and the material rights and obligations of each party to the agreement.

Item 16. Exhibits and Financial Statement Schedules, page II-2
Exhibit 10.1

52. On page 30 of the prospectus you disclose that in the event you make an outright sale of the license or sublicense of the recipe you "shall share in the proceeds equally (50/50 split) with Yamit Lemoine." Section 7.01 of the license agreement provides that "[l]icensee shall not have the right to sublicense or assign any rights under this Agreement." Please revise to eliminate the apparent discrepancy. If you amended the license agreement, please file the amendment as an exhibit to your filing.

*   *   *   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Keira Ino at (202) 551-3659 or Donald Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Sebastian Gomez Abero at (202) 551-3578 or Michael Reedich at (202) 551-3612 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Michael H. Hoffman, Esq.
        Law Offices of Michael H. Hoffman, P.A.
        9116 Byron Avenue
        Miami, Florida 33154